[YAHOO! INC LETTERHEAD]
November 13, 2007
VIA EDGAR AND BY FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, D.C. 20549
Attn: Craig Slivka, Staff Attorney

Re:	Yahoo!
Definitive 14A
Filed April 30, 2007
File No. 0-28018
Ladies and Gentlemen:
     We received your letter dated September 26, 2007 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced filing (the “Definitive 14A”) filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in italics prior to the response to such comment.
Independent Consultant and Peer Group, page 42
1.	We note that while the Compensation Committee reviews peer group compensation information to inform its decisions on executive compensation arrangements, the Committee does not base its decisions on targeting compensation to specific benchmarks against the peer group. Please disclose the specific role of this group in the compensation process.

Response:

As noted by the Staff’s comment, the Compensation Committee (the “Committee”) of Yahoo!’s Board of Directors did not base its decisions regarding compensation paid to its named executive officers on targeting compensation to specific benchmarks against Yahoo!’s peer group companies. Rather, the peer group compensation data is one factor used by the Committee to inform its overall compensation decisions. The Committee believes it is difficult to establish a group of peer companies that is representative of the Company’s

U.S. Securities and Exchange Commission, November 13, 2007 — Page 2
business or management structure for a truly comparative benchmarking. There is fast paced change in our industry resulting in frequent fluctuations in the list of our potential peer companies, changes in the lines of business of such companies, and merger and acquisition activity which changes the competitive landscape. As described on page 42 of the Definitive 14A, given the rapidly changing business environment in which the Company competes and the breadth of the Company’s business, it is very difficult to identify a single comparable peer company. Each peer group company is comparable to the Company in certain respects or areas of the Company’s business but not others. In addition, targeting compensation solely to specific benchmarks against peer group companies would necessarily not reflect any differences in the specific performance or differing operational responsibilities of the individual named executive officers, differences in the overall performance of the peer group companies or whether there were additional factors affecting compensation decisions (e.g., a desire to establish compensation at a specific level, or structure it in a specific way, so as to encourage the named executive officer to satisfy specific short-term or long-term financial performance or strategic objectives of the Company).

In order to ensure the continued retention of the Company’s named executive officers, the Committee believes it is vital to ensure that compensation paid to them is competitive. As a result, and as described on page 42 of the Definitive 14A, the Committee does seek to deliver a total compensation package for its named executive officers that is in the top quartile of competitive pay practice in order to ensure overall compensation levels that are competitive and that will encourage the continued retention of the executives. For this reason, the Committee carefully considered and selected, in consultation with Frederick W. Cook & Co., its independent compensation consultant, a group of peer group companies that it believed was as representative as possible, given the considerations described above, to the Company’s key competitors for executive talent. The Committee considered compensation data from these peer group companies to inform itself regarding competitive pay practices and competitive pay levels in the marketplace. The Committee did not seek to specifically target the compensation of the Company’s named executive officers to specific benchmarks at these peer group companies. Rather, the purpose of the peer group review was to assist the Committee in establishing compensation levels for the Company’s executives that the Committee believed were within the top quartile of competitive pay practices.

In its future filings, the Company intends to clarify in the Compensation Discussion and Analysis the role of its review of peer group compensation information in the compensation process.

2.	Please explain the reference on page 41 to base salary “consistent with or below competitive market practices” and page 42 to “top percentile of competitive market practice...” Also, disclose the additional companies, including start-up and private companies, considered in setting 2006 compensation.

U.S. Securities and Exchange Commission, November 13, 2007 — Page 3

Response:
The statement on page 41 to base salary “consistent with or below competitive market practices” refers to the setting of base salaries to the named executive officers by the Committee, while the statement on page 42 to “top quartile of competitive market practices” refers to the setting of total direct compensation to the named executive officers by the Committee. Together, these statements refer to the Committee’s belief, as described in the response to Comment No. 1 above, that compensation paid to the Company’s named executive officers should be competitive in order to encourage their continued retention. The Committee believes, however, that a greater proportion of the total direct compensation to the Company’s named executive officers should be tied to short-term and long-term performance objectives that are more directly linked to the creation of long-term stockholder value. The Committee considers “total direct compensation” to include the executive’s base salary, annual incentive bonus and long-term equity incentive awards. As a result, the Committee generally established the base salary of a named executive officer at a level that is below competitive market practices but generally set annual incentive bonuses or long-term equity incentive awards at higher levels so that the total direct compensation paid to the named executive officer was within the top quartile of competitive market practice.

Finally, the Committee does not obtain or review compensation information for any specific start-up or private companies, and the reference to “start-ups and private companies” on page 42 was not intended to imply this. The reference on page 42 to “start-ups and private companies” was intended to communicate instead that the Committee, in seeking to retain the Company’s named executive officers, must also consider other employment opportunities generally available to the Company’s executives, including opportunities available at start-up or private companies. While compensation data for these start-up and private companies is not considered specifically when the Committee reviews the competitiveness of its pay levels, the Committee acknowledges that employment opportunities at start-up or private companies play a significant role in whether the Company will be able to retain its named executive officers because these companies may be able to offer the executive an even more significant management role or provide the executive with a level of equity or other at-risk compensation that may have more upside potential than what could be available at the Company or a peer competitor. In its future filings, the Company intends to add disclosure to better clarify the extent and purpose of its review of employment opportunities at start-up and private companies.
Base Salaries, page 43
3.	We note that the Compensation Committee targets base salary levels at or below salary levels for comparable executives based on a review of peer companies and salary surveys in the relevant markets. Reconcile this to your earlier statement that the Committee does not base its decisions on targeting compensation to specific benchmarks against the peer group. Please provide a more focused discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted range, please explain why.

U.S. Securities and Exchange Commission, November 13, 2007 — Page 4

Response:
Please see the response to Comment No. 1 above. As described in that response, the role of the peer group compensation data was to inform the Committee generally regarding competitive pay practices as it sought to establish competitive pay levels for the named executive officers. However, the actual base salary levels established by the Committee for a named executive officer were dependent upon a number of factors, including the executive’s scope of responsibility, prior experience, past performance, and salary relative to other executives in the Company. As described in the response to Comment No. 2 above, the Committee also attempted to set base salaries at levels consistent with its compensation philosophy — specifically, setting base salaries at lower levels and focusing instead on higher incentive bonuses and long-term incentive equity awards that are more directly linked to performance and the creation of long-term stockholder value. The Committee did not seek to target the level of each element of compensation to named executive officers against specific benchmarks. Again, the Committee’s goal when it reviewed compensation levels at peer group companies was to ensure that the total compensation paid to the Company’s named executive officers was competitive and that it was structured in a way so as to encourage both short-term and long-term performance by the executive. The statement on page 43 that describes that the Committee “targets” base salary levels may have confused the actual role of the comparative peer group data on the Committee’s compensation decisions. In future filings, the Company intends to revise this statement to better clarify the role of peer group compensation information with respect to the Committee’s decisions regarding base salary to the named executive officers.
Annual Cash Bonuses, page 43
4.	Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. Refer to Item 402(b)(1)(v) of Regulation S-K. For example, on page 44, you state each Named Executive Officer received a certain percentage of his or her target bonus and provide some examples of specific achievements considered by the committee, yet you do not analyze in materially complete detail the quantitative or qualitative terms upon which the committee reached those conclusions for each of the Named Executive Officers. Specifically, you state that Mr. Nazem would receive 70% of his target bonus and that he played a key role in the launch of your new search advertising system but it is unclear if this was the only factor in the committee’s decision and whether he had specific performance targets. Further, your disclosure states that Mr. Callahan had an excellent year and was one of your highest-ranking performers but does not explain in sufficient detail the committee’s analysis of his individual contributions that served, in part, as a basis for the committee’s compensation decisions. Provide a complete analysis of the specific factors considered by the committee in ultimately approving particular pieces of each Named Executive Officers’ compensation package and you should describe the reasons why the committee believes that the amounts paid to each Named Executive Officer are appropriate in light of the various items it considered in making specific compensation decisions. To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance targets, please discuss the specific items of individual performance used to determine incentive payments and

U.S. Securities and Exchange Commission, November 13, 2007 — Page 5
salaries and describe how your incentive bonuses are specifically structured around such individual objectives and milestones. Please see Item 402(b)(2)(vii) of Regulation S-K and Instruction 4 to Item 402(b).

Response:

The Committee does not establish any specific quantitative company or individual performance objectives, or any predetermined qualitative performance objectives, that must be achieved in order for a named executive officer to earn his or her annual incentive compensation. The Committee’s decision regarding the annual incentive bonus to be paid to the named executive officers is a subjective one that is determined by the Committee in its discretion after an overall assessment of all of the factors it deems appropriate.

Among the factors that may be considered by the Committee when determining the annual incentive bonus to be paid to a named executive officer are the Company’s overall financial performance, achievement of strategic operating objectives and each named executive officer’s individual performance during the year. As stated above, there were no performance objectives pre-established by the Committee that were required to be satisfied in order for a named executive officer to receive an annual incentive bonus. The members of the Committee (while serving on the Committee, other Board committees or while attending meetings and functions of the Company’s Board of Directors generally) have interaction with all of the named executive officers frequently throughout the year and thus form their own subjective views on the executive’s performance throughout the year. Key accomplishments, such as the launch of the Company’s new search advertising system in the case of Mr. Nazem’s bonus determination and the factors discussed in the Definitive 14A in connection with Ms. Decker’s bonus, were specifically noted. In addition, Mr. Semel completed a performance review of each of the other named executive officers, except in the case of Mr. Callahan, who was reviewed by Ms. Decker, and the bonus recommendations made to the Compensation Committee were based in part on these performance reviews. However, bonus decisions were the result of the Committee’s overall assessment of the executive’s general performance during the year and the overall general performance of the Company, not related to any specific goal or achievement.

In its future filings, the Company intends to provide details, where possible, on how each level and form of compensation was determined and paid and will add disclosure to better clarify circumstances in which compensation is paid as a result of a subjective determination by the Committee not based on any particular performance achievement.

5.	We note that the Compensation Committee considers the Named Executive Officer’s bonus for the prior year and individual performance relative to prior years in addition to performance and contributions for the year. Provide greater insight into the historical analyses done prior to the granting of these awards and the correlation between historical bonus practice and the incentive parameters set for the relevant fiscal period.

U.S. Securities and Exchange Commission, November 13, 2007 — Page 6
Response:

The Committee reviews the bonus level paid to each named executive officer in the prior year (or recent prior years, as the case may be) as one of many factors that the Committee considers when determining the actual bonus level to pay to the executive in the current year. The Committee does not require any specific correlation between the level of the prior year’s annual bonus or the current year’s annual bonus, but may consider prior years’ bonuses to help ensure consistency in the Company’s compensation policies from year to year, particularly since the Committee’s bonus determinations are subjective.

6.	You have not provided a quantitative discussion of the terms of the necessary company performance objectives to be achieved in order for your Named Executive Officers to earn their incentive compensation. Please disclose the specific target performance metrics, as well as the strategic objectives for each individual, used to determine incentive amounts. Refer to Item 402(b)(2)(vi) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion and discuss how difficult it would be for the Named Executive Officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please provide similar disclosure or supplemental analysis for the performance goals for the performance-based RSU’s.

Response:

As described in response to Comment No. 4 above, the Committee does not establish any specific quantitative company or individual performance objectives, or any predetermined qualitative performance objectives, that must be achieved in order for a named executive officer to earn his or her annual incentive compensation. The Committee’s decision regarding the annual incentive bonus to be paid to the named executive officers is a subjective one that is determined by the Committee in its discretion after considering all of the factors it deems appropriate.

Among the factors that may be considered by the Committee when determining the annual incentive bonus to be paid to a named executive officer are the Company’s overall financial performance, achievement of strategic operating objectives and each named executive officer’s individual performance during the year. Nonetheless, this performance is evaluated in hindsight on a subjective basis and is not dependent upon whether the Company or the named executive officer met any specific pre-established performance goal. The Committee considers this flexibility to be critical given the rapid rate of change in our industry and the Company’s business and strategic focus. In addition, as indicated in the Definitive 14A, the level of funding under the Company’s management incentive bonus plan was an additional factor that the Committee considered when determining the bonuses to be paid to the Company’s named executive officers. The management incentive bonus plan is a bonus plan in which all members of management other than the named executive officers participate. The performance objectives established under the management incentive plan for 2006

U.S. Securities and Exchange Commission, November 13, 2007 — Page 7
(specifically, revenues and operating cash flow (EBITDA) minus capital expenditures) do not serve as performance objectives applicable to the annual bonuses to the named executive officers. The Committee, however, believed that, for 2006, the named executive officers should not receive a greater percentage of their target bonuses than were received by other employees of the Company. For this reason only, the Committee considered the funding level under the management incentive plan when it determined the level of bonuses to be paid to the named executive officers. Because the specific performance objectives established under the management incentive plan are not applicable to the named executive officers, the Company believes that disclosure of the specific target performance metrics used to determine bonuses under the management incentive plan is not relevant to the determination of bonuses to the named executive officers and, therefore, are not required to be disclosed in the Definitive 14A.

With respect to the performance goals established for the performance-based RSUs granted to Ms. Decker and Messrs. Rosensweig and Nazem, vesting was based on the Company’s achievement of (1) 95% of its revenue target of $6.533 billion, as set forth in the Company’s 2006 business plan for the fiscal year ended December 31, 2006, and (2) 95% of its operating cash flow target of $1.985 billion, as set forth in the Company’s 2006 business plan for the fiscal year ended December 31, 2006.

7.	We remind you that the Compensation Discussion and Analysis should address these specific actions regarding executive compensation that were taken after the end of your last fiscal year. To the extent known when the proxy statement was filed, please disclose the 2007 targets. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A.

Response:

There were no actions regarding executive compensation that were taken after the end of the Company’s last fiscal year and prior to the Company’s filing of the Definitive 14A that would have required disclosure in accordance with Instruction 2 to Item 402(b). The Company understands the requirements of Instruction 2 to Item 402(b) and will consider its applicability in future filings and include a discussion of specific actions regarding executive compensation that occurred after the end of the fiscal year covered by the filing, if determined applicable. In addition, please note that the Company did describe on page 43 of the Definitive 14A information regarding targeted 2007 bonuses for certain named executive officers made pursuant to performance and retention arrangements entered into in May 2006 with such executive officers.

8.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between the compensation of Mr. Semel and that of the other named executive officers. Please disclose how and why this individual’s compensation differs from that of the other

U.S. Securities and Exchange Commission, November 13, 2007 — Page 8
named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Response:

Differences in the compensation paid to the Company’s named executive officers may occur as a result of a number of factors that the Committee considers when making compensation decisions, and the extent of those differences may vary from year to year. As described in the response to Comment No. 4 above, the Committee considers a wide range of factors when determining the type and level of compensation to be paid to a named executive officer. Typical factors the Committee may consider that could result in differences in the compensation paid to individual named executive officers include: (i) the scope of responsibility of the named executive officer; (ii) the named executive officer’s prior experience; (iii) individual performance of the named executive officer; and (iv) the Company’s need to motivate and retain specific named executive officers at specific points in time, particularly when the Committee is aware of active searches in the marketplace for positions for which one of the Company’s executive officers would be an attractive candidate. The various factors affecting the Committee’s decisions regarding these elements of compensation are discussed in some detail in the Compensation Discussion and Analysis. Mr. Semel’s compensation was significantly higher than the compensation provided to other officers based on his responsibility for the overall strategic direction, performance and operations of the Company, as both Chairman and Chief Executive Officer, an assessment of the compensation levels Mr. Semel could achieve if he were to pursue other opportunities, and Mr. Semel’s past experience. Mr. Semel has more than twenty-five years experience in significant senior management roles, including more than thirteen years experience serving as a chief executive officer. In future filings, if there are material differences between the compensation paid to the named executive officers, the Company will consider including a more specific discussion of the differences in compensation policies applicable to the named executive officers and how those differences affected compensation to the named executive officers.
Potential Payments Upon Termination or Change in Control, page 54
9.	Please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum payouts in the applicable circumstances. Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for injury or illness, and other events. We believe that such a presentation would make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible. In addition, please quantify each benefit, including accelerated vesting. See Item 402(j)(2) of Regulation S-K.

U.S. Securities and Exchange Commission, November 13, 2007 — Page 9
Response:

In preparing the “Potential Payments Upon Termination or Change in Control” section of the Definitive 14A, the Company considered disclosing the potential payouts in a tabular format. However, the Company determined that such presentation would not be helpful because the Company does not have formal severance arrangements or plans that apply consistently to all named executive officers with respect to the typical termination events (i.e., good reason, employer termination for cause, payments upon termination for injury or illness or other events). In fact, the only severance arrangements applicable to the named executive officers, as described on pages 54-55 of the Definitive 14A, are (1) the terms of Mr. Semel’s May 2006 option award, (2) the Company’s 1996 agreement with Mr. Nazem, and (3) the Company’s Separation Agreement with Mr. Rosensweig. These three arrangements are very straightforward and apply only to very specific termination events (generally, a change in control and, in the case of Mr. Rosensweig, his separation of service from the Company). As a result, the Company determined that a narrative summary of the arrangement itself would be the most concise and accessible disclosure and the most useful to an investor understanding of the potential payments that could result upon the occurrence of the specified event(s) described.

The Company understands the Staff’s view regarding tabular disclosure. The Company will continue to consider the format of its disclosure in this section (Potential Payments Upon Termination or Change in Control) and in other sections of its annual proxy statement and will consider disclosing information in a tabular format to the extent that the Company determines that such a presentation could present the information in a more concise or accessible way or would be more useful to an investor’s understanding.

As to the quantification of the severance and change-in-control arrangements included in this section, the Company disclosed the “spread value” (which was $0) of the stock options granted to Mr. Semel that would vest if his employment was terminated in circumstances that gave rise to this benefit. In the case of Mr. Rosensweig, the options subject to accelerated vesting pursuant to his Separation Agreement would vest only on March 31, 2007 if Mr. Rosensweig fulfilled his obligations under the Separation Agreement — he was not otherwise entitled to any accelerated vesting that would have been triggered upon a termination of employment as of the end of the Company’s fiscal year. The value of the awards subject to Mr. Nazem’s awards was not disclosed (Mr. Nazem has since left the Company). The Company understands the Staff’s view regarding the quantification of each element of an executive’s severance or change-in-control arrangement and, where applicable in future filings, will include the “spread value” of stock options or value of stock subject to restricted stock or similar awards that would vest if an executive was severed as of the end of the fiscal year covered by the filing.
Closing Comments
          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

U.S. Securities and Exchange Commission, November 13, 2007 — Page 10
Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response
     We hereby represent that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at 408-349-1878 (telephone) or 408-349-7721(facsimile) with any questions or comments regarding this letter.

U.S. Securities and Exchange Commission, November 13, 2007 — Page 11

Respectfully submitted,
Yahoo! Inc.

By:	/s/ Blake Jorgensen

Name:	Blake Jorgensen
Title:	Chief Financial Officer

cc:	Robert Plesnarski, Esq., O’Melveny & Myers LLP